Exhibit 99.1

CALL-NET ENTERPRISES INC.

NOTICE OF ANNUAL AND SPECIAL MEETING
OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting of Shareholders (the ‘Meeting’) of Call-Net Enterprises Inc. (the ‘Corporation’) will be held in The Imperial Room, The Fairmont Royal York, 100 Front Street West, Toronto, Ontario on Wednesday, May 4, 2005 at 11:00 a.m. (Toronto time) for the following purposes, as further described in this circular:

1.	to receive the consolidated financial statements of the Corporation for the year ended December 31, 2004, together with the report of the auditors thereon;

2.	to appoint KPMG LLP as the Corporation’s auditors and to authorize the directors to fix their remuneration;

3.	to elect nine directors of the Corporation;

4.	to consider, and, if thought advisable, pass a resolution authorizing certain amendments to the Corporation’s Incentive Stock Option Plan;

5.	to consider, and, if thought advisable, pass a resolution authorizing certain amendments to the Corporation’s Restricted Stock Unit Plan ; and

6.	to act upon such other matters, including amendments to the foregoing, as may properly come before the Meeting or any adjournment thereof.

NOTES:

1.	The Corporation has fixed March 22, 2005 as the record date for determining those shareholders entitled to receive notice of the Meeting.

2.
Enclosed is the annual report to shareholders for the year ended December 31, 2004. The annual report contains the consolidated financial statements for the fiscal year ended December 31, 2004, and the auditors’ report thereon.

3.
Holders of shares of the Corporation who are unable to be personally present at the Meeting may vote by proxy. Kindly date, complete, sign and return the applicable form of proxy in the envelope provided.

4.
To be effective, proxies must be received before 5:00 p.m. (Toronto time) on May 3, 2005 (or the last business day preceding any adjournment of the Meeting), or be deposited with the Secretary of the Meeting prior to the commencement of the Meeting.

5.
On peut obtenir le texte français de cette circulaire d’information en communiquant avec Janice Spencer, Secrétaire, bureau 1800, Atria II, 2235 Sheppard Avenue East, Toronto, Ontario, M2J 5G1 (416) 718-6111. Le texte français sera disponible à l’assemblée.

DATED at Toronto, Ontario, this 22nd day of March, 2005.

BY ORDER OF THE BOARD

Lawrence G. Tapp, Chair